UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*
Wix.com Ltd.
(Name of Issuer)
Ordinary shares, par value NIS 0.01 per share
(Title of Class of Securities)
M98068105
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

Robert S. Pitts, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,233,351

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,233,351

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,233,351

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6%

12.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS

Steadfast Capital Management LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,031,884

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,031,884

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,031,884

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.2%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Financial LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

87,653

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

87,653

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,653

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Long Financial LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

113,814

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

113,814

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

113,814

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

87,653

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

87,653

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,653

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

American Steadfast, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

655,574

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

655,574

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

655,574

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.4%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast International Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,293,383

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,293,383

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,293,383

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.7%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS

Steadfast Long Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

43,067

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

43,067

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,067

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Steadfast Long Capital Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

70,747

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

70,747

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

70,747

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

SFO Master Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

82,927

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

82,927

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

82,927

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

This statement is filed with respect to the Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) of Wix.com Ltd. (the “Issuer”) beneficially owned by the Reporting Persons (as defined below) as of December 31, 2018 and amends and supplements the Schedule 13G filed on December 8, 2014, as previously amended (collectively, the “Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.
Item 2(a). Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:
- Robert S. Pitts, Jr., a United States Citizen (“Mr. Pitts”).
- Steadfast Capital Management LP, a Delaware limited partnership (the “Investment Manager”).
- Steadfast Financial LP, a Delaware limited partnership (the “Investment General Partner”).
- Steadfast Long Financial LP, a Delaware limited partnership (the “Long Investment Manager”).
- Steadfast Capital, L.P., a Delaware limited partnership (“Steadfast Capital”).
- American Steadfast, L.P., a Delaware limited partnership (“American Steadfast”).
-	Steadfast International Master Fund Ltd., a Cayman Islands exempted company (the “Offshore Fund”).
- Steadfast Long Capital, L.P., a Delaware limited partnership (“Long Capital”).
-	Steadfast Long Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Long Offshore Fund”).
- SFO Master Fund, L.P., a Delaware limited partnership (the “SFO Fund”).
Mr. Pitts is the controlling principal of the Investment Manager, the Investment General Partner and the Long Investment Manager. The Investment General Partner has the power to vote and dispose of the securities held by Steadfast Capital.  The Investment Manager has the power to vote and dispose of the securities held by American Steadfast, the Offshore Fund and the SFO Fund.  The Long Investment Manager has the power to vote and dispose of the securities held by Long Capital and the Long Offshore Fund.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The business address of each of Mr. Pitts, the Investment Manager, the Investment General Partner, Steadfast Capital, American Steadfast, the Long Investment Manager, Long Capital and the SFO Fund is 450 Park Avenue, 20th Floor, New York, New York 10022.
The business address of each of the Offshore Fund and the Long Offshore Fund is c/o Estera Trust (Cayman) Limited, Clifton House, 75 Fort Street, P.O. Box 1350, George Town, Grand Cayman KY1-1108.
Item 2(c).	Citizenship:
Mr. Pitts is a citizen of the United States.
Each of the Investment Manager, the Investment General Partner, Steadfast Capital, American Steadfast, the Long Investment Manager, Long Capital and the SFO Fund is a limited partnership formed under the laws of the State of Delaware.
The Offshore Fund is an exempted company formed under the laws of the Cayman Islands.
The Long Offshore Fund is an exempted limited partnership formed under the laws of the Cayman Islands.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer.
(a)	Amount beneficially owned:
(i)	Mr. Pitts beneficially owns 2,233,351 Ordinary Shares.
(ii)	The Investment Manager beneficially owns 2,031,884 Ordinary Shares.
(iii)	The Investment General Partner beneficially owns 87,653 Ordinary Shares.
(iv)	The Long Investment Manager beneficially owns 113,814 Ordinary Shares.
(v)	Steadfast Capital beneficially owns 87,653 Ordinary Shares.
(vi)	American Steadfast beneficially owns 655,574 Ordinary Shares.
(vii)	The Offshore Fund beneficially owns 1,293,383 Ordinary Shares.
(viii)	Long Capital beneficially owns 43,067 Ordinary Shares.
(ix)	The Long Offshore Fund beneficially owns 70,747 Ordinary Shares.
(x)	The SFO Fund beneficially owns 82,927 Ordinary Shares.
(xi)	Collectively, the Reporting Persons beneficially own 2,233,351 Ordinary Shares.
(b)	Percent of class:
(i)	Mr. Pitts’ beneficial ownership of 2,233,351 Ordinary Shares represents 4.6% of the outstanding Ordinary Shares.
(ii)	The Investment Manager’s beneficial ownership of 2,031,884 Ordinary Shares represents 4.2% of the outstanding Ordinary Shares.
(iii)	The Investment General Partner’s beneficial ownership of 87,653 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.
(iv)	The Long Investment Manager’s beneficial ownership of 113,814 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.
(v)	Steadfast Capital’s beneficial ownership of 87,653 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.
(vi)	American Steadfast’s beneficial ownership of 655,574 Ordinary Shares represents 1.4% of the outstanding Ordinary Shares.
(vii)	The Offshore Fund’s beneficial ownership of 1,293,383 Ordinary Shares represents 2.7% of the outstanding Ordinary Shares.

(viii)	Long Capital’s beneficial ownership of 43,067 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.
(ix)	The Long Offshore Fund’s beneficial ownership of 70,747 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.
(x)	The SFO Fund’s beneficial ownership of 82,927 Ordinary Shares represents less than 1% of the outstanding Ordinary Shares.
(xi)	Collectively, the Reporting Persons’ beneficial ownership of 2,233,351 Ordinary Shares represents 4.6% of the outstanding Ordinary Shares.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Ordinary Shares:
Not applicable.
(ii)	Shared power to vote or to direct the vote of Ordinary Shares:
Steadfast Capital has shared power with the Investment General Partner and Mr. Pitts to vote or direct the vote of the 87,653 Ordinary Shares beneficially owned by Steadfast Capital.
American Steadfast has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 655,574 Ordinary Shares beneficially owned by American Steadfast.
The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 1,293,383 Ordinary Shares beneficially owned by the Offshore Fund.
Long Capital has shared power with the Long Investment Manager and Mr. Pitts to vote or direct the vote of the 43,067 Ordinary Shares beneficially owned by Long Capital.
The Long Offshore Fund has shared power with the Long Investment Manager and Mr. Pitts to vote or direct the vote of the 70,747 Ordinary Shares beneficially owned by the Long Offshore Fund.
The SFO Fund has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 82,927 Ordinary Shares beneficially owned by the SFO Fund.
(iii)	Sole power to dispose or to direct the disposition of Ordinary Shares:
Not applicable.
(iv)	Shared power to dispose or to direct the disposition of Ordinary Shares:
Steadfast Capital has shared power with the Investment General Partner and Mr. Pitts to dispose or direct the disposition of the 87,653 Ordinary Shares beneficially owned by Steadfast Capital.
American Steadfast has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 655,574 Ordinary Shares beneficially owned by American Steadfast.

The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 1,293,383 Ordinary Shares beneficially owned by the Offshore Fund.
Long Capital has shared power with the Long Investment Manager and Mr. Pitts to dispose or direct the disposition of the 43,067 Ordinary Shares beneficially owned by Long Capital.
The Long Offshore Fund has shared power with the Long Investment Manager and Mr. Pitts to dispose or direct the disposition of the 70,747 Ordinary Shares beneficially owned by the Long Offshore Fund.
The SFO Fund has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 82,927 Ordinary Shares beneficially owned by the SFO Fund.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 8.	Identification and Classification of Members of the Group.
See Exhibit B.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	February 14, 2019
STEADFAST CAPITAL MANAGEMENT LP

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST FINANCIAL LP

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST LONG FINANCIAL LP

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST CAPITAL, L.P.
By: STEADFAST ADVISORS LP, as Managing General Partner

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

AMERICAN STEADFAST, L.P.
By: STEADFAST CAPITAL MANAGEMENT LP, Attorney-in-Fact

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST INTERNATIONAL MASTER FUND LTD.

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
Director

STEADFAST LONG CAPITAL, L.P. By: STEADFAST LONG FINANCIAL LP, Attorney-in-Fact

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

STEADFAST LONG CAPITAL MASTER FUND, L.P. By: STEADFAST LONG FINANCIAL LP, Attorney-in-Fact

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

SFO MASTER FUND, L.P. By: SFOF ADVISORS LP, as General Partner

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.
President

/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.